Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Bond Offering

Singapore, November 26, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that it intends to offer approximately NIS 460 million par value (approximately $140 million) of Series D Bonds (the “Bond Offering”) to be listed on the Tel Aviv Stock Exchange (“TASE”).

The Bond Offering is expected to consist of a preliminary offering to qualified institutional investors, as well as a retail offering in Israel. Institutional investors have submitted orders for approximately NIS 850 million (approximately $260 million) par value of bonds. The bonds bear interest at a nominal annual rate of 6.2%.

OPC indicated that it intends to use the proceeds from the Bond Offering primarily to refinance its existing financial debt and for other business purposes.

Completion of the Bond Offering is at OPC’s discretion and subject to receipt of the necessary approvals, including approval of the TASE, and an updated rating. This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include, but are not limited to, statements relating to the Bond Offering, including the amount of the bonds, the use of proceeds therefrom and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to market conditions, the risk that the contemplated Bond Offering does not proceed on the terms indicated herein or at all and risks relating to the final terms of the Bond Offering, the use of proceeds, and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.